FETCH! DOG TREATS



fetch! DOG TREATS
PEANUT BUTTER GOODNESS
"MADE WITH FRESH GROUND PEANUTS"
CAROB CHIP Delight
MADE WITH UNSWEETENED CAROB
Oven Baked
Liver Flavored
TRAINING BITES
MADE IN USA
CHEESY BACON
NO WHEAT. NO BYPRODUCTS.
Peanut Butter BLAST
With Quinoa
GRAIN FREE
Scrumptious PUMPKIN
"MADE WITH REAL PUMPKIN"
NO WHEAT. NO FILLERS.
PORK APPLE TENDERS
Soft & Chewy Treats
NO WHEAT. NO BYPRODUCTS.

www.FetchMeATreat.com

Fetch! Dog Treats is an American manufacturer of all-natural dog biscuits and cookies using only USA sourced whole ingredients you can trust

PROBLEM WORTH SOLVING

Rather than attempting to provide a beneficial suppliment to a dogs daily diet, manufacturers flooded the aisles with cheap product meant only to drive profit

PROBLEM 1

The pet food market has a history of promoting inferior products loaded with the discarded by-products of human food manufacturing and production.

PROBLEM 2

As more of our manufacturing was outsourced to other countries, lax protocols and cheap labor led to severe issues for owners and their pets in the USA.

PROBLEM 3

By mid-2012, thousands of dogs were sickened or died due to a rash of poorly produced, toxic treats imported from outside the U.S.; it was time for a change.


fetch!
GOURMET
DOG TREATS

OUR SOLUTION



SOLUTION 1

We have developed a complete line of all-natural dog treats, gourmet cookies, and cakes.

SOLUTION 2

We only use pure, human-grade ingredients sourced from the USA

SOLUTION 3

Our treats are easy to produce and competitively priced.

fetch! GOURMET DOG TREATS

SIMPLE. SAFE. TRUSTED.



"My dog Josie & I absolutely LOVE fetch! They are always so sweet & thoughtful and make the best treats! I can 110% say that I am proud to give my dog these treats because I know they are made with great ingredients! So thankful for them and their treats!"

Andrea

Dog owners need treats with simple, safe ingredients sourced from somewhere they trust. fetch! makes those treats.

fetch! GOURMET DOG TREATS

2012 - A BRAND IS BORN



What begins as a loving, healthy hobby for dog mom and pup, quickly turns cottage industry as Jackie Lovern discovers a new passion for both baking and entrepreneurship.

2015 - PROOF OF CONCEPT



Within a couple of years of forming their LLC, Jackie and new partner, John Griveas, open a retail bakery and production operation that enables them to test their viability in the market.

2020 - COME SCALE AWAY



Now servicing almost 200 brand partners nationally, fetch! looks to fully scale with the help of their manufacturer, who offers production, packaging, warehousing, and fulfillment under one roof, allowing us to focus more of our time on sales.

FINDING THE RECIPE FOR SUCCESS

A new dog mom, herself, Jackie, set out to develop a solution by creating her own line of limited ingredient biscuits made of pure, restaurant-quality ingredients. They were healthier, more beneficial, and completely all-natural. She figured if she wouldn't eat them herself, why would she give them to her dog?

fetch! GOURMET DOG TREATS


VENDOR PARTNERS
WE LOVE

Jackie poses in front of the fetch! Dog Treats end cap inside of Orchard Fresh in Orchard Park, NY. fetch! occupied the endcap for four years. Notice the gold labels?

DRIVING DEMAND

The first sale is not difficult; the challenge is in continuing to engage with, and create a sense of loyalty in our customers. Our goal is to increase brand awareness, affinity, and repeat sales by implementing strategic campaigns:

- Targeted Emails
- Google Ads
- Social Media Ads (Facebook, Instagram)
- Promotions/Loyalty
- Subscribe & Save
- Value-added Organic Social Media Posts (UGC, Videos, Livestream, Education/Information)

BRAND SUPPORT

Proper brand support is key to increasing sell-through with existing and future brand partners. With funding, we can increase the above marketing, and also:

- Design and Distribute Assets
  - Shelf-talkers, PoP displays, Racks, Signage
- Add an in-store loyalty program for partners (ex: Astro Loyalty)

fetch! GOURMET DOG TREATS

TRACTION


$300,000
$200,000
$100,000
$0
2019
2018
2017
2016
2015
FetchMeATreat.com
Wholesale/Distribution
Craft Shows/Events

Since forming the LLC in 2015, fetch! Dog Treats has surpassed $500k in sales by doing the following:

- 70% - Retail/Events
- 20% - Wholesale/Distribution
- 10% - FetchMeATreat.com

We can sell more product, in less time, at a higher profit by focusing on eCommerce. Our plan moving forward:

- 50% - FetchMeATreat.com
- 40% - Wholesale/Distribution
- 10% - Retail/Events (marketing)

The goal is to achieve an average CPC > $.50. We believe that we can achieve an average CPC > or = $.10 by the end of 2020.

fetch! GOURMET DOG TREATS

B2C DEMOGRAPHICS

- Female
  - 25-34 - 30%
  - 35-64 - 48%
- Pet Lover
- Active Lifestyle
- Bargain/Value Shopper
- Family Focused
- Business Professional
- Cares About Appearance

B2B DEMOGRAPHICS

- Independently Owned Pet Supply
- Specialty Grocery - Natural Foods
- Hotels (dog-friendly)
- Veterinary Clinics
- eCommerce
  - RangeMe
  - Sonder Marketplace
  - Amazon.com
  - Chewy.com
- Pet Supply Distributors
  - Regional - LADS Pet Supply
  - National - Animal Supply Company

TARGET MARKET

Who are the customers that we want to attract?



fetch! GOURMET DOG TREATS

$18.1 BILLION

TOTAL AVAILABLE MARKET (TAM)

Pet Boarding
Pet Spas
Pet Grooming
Pet Shops

Natural Food Store
Cooperative Markets
Specialty Grocery
Animal Hospitals

Hotels
Bakeries
Pet Supply Dist.
Our Target Demo

National Pet Supply Chains
- Petco
- PetSmart

$391.6 MILLION

SERVICEABLE AVAILABLE MARKET (SAM)

- Current distribution gives us access to about 9500 doors nationally.
- 91% of females 18 and up in the USA have internet access.
- 78% of females 18 and up in the USA are active on social media.
- We assume at least 90% of our target demographic is available online.

$56.2 MILLION

SERVICEABLE OBTAINABLE MARKET (SOM)

Total Based on the Following Assumptions:

- We add 1900 new partners via distribution (20%).
- We keep all current partners & customers.
- 90% of our target demographic reaches the website with a current 3.32% conversion rate, and $42.36 average ticket.

fetch! GOURMET DOG TREATS

DIRECT COMPETITORS

Below are examples of local or regional brands that produce similar products to ours. It is not uncommon to find them to be non-registered with the NYS Dept of Agriculture and Markets, which is legally required and enforced when trading through wholesale and distribution channels. Most are more than happy selling on Etsy or the local church craft fair.

Local Brands With Similar Products

INDIRECT COMPETITORS

Below are the top three brands in the pet supply industry for 2019. Each of them offer alternatives to what we produce, but often lack the quality of ingredients and level of customer care that we are able to provide. For example: Big Hearts makes Milkbone here in Buffalo, NY. Their peanut butter bones have 20 ingredients to our 5, do not contain any actual peanut butter and are loaded with chemical preservatives, salt and cancer-causing certified colors.

Global Brands With Alternate Products

COMPETITIVE ADVANTAGES


Dog is Love
fetch!
Peanut Butter BLAST
CHEESY BACON
GOODNESS
Delight
DIPPED BONES
EXHIBITOR
John Griveas
Standing left to right are fetch! President Jackie Lovern, "The Dog Whisperer" Cesar Millan, and fetch! VP John Griveas at SuperZoo 2019 in Las Vegas, NV

PERCEIVED VALUE

The attention to detail on branding, our website, and in growing our social media following leads most to think that we are worth more than we are.

DRIVEN BY PASSION

Nearly 100% of our growth has been bootstrapped, funded by sheer determination, grit, and unfailing love of what we do and the dogs we do it for.

QUALITY/COST

We offer a premium treat for a reasonable price that our customers trust and their dogs love.

CELEBRITY APPEAL

Our products and our passion have got us valuable free media attention, and our engagement in a new project with The Dog Whisperer, Cesar Millan.

fetch! GOURMET DOG TREATS

NOTHING IS IM-PAWS-IBLE

At a minimum, our goal is to build a nationally recognized brand of healthy, all-natural dog treats. We anticipate an exit within the next five years, which can help make that goal a reality.

FOLLOW A PROVEN PATH

We are confident that our planned packaging upgrade and long-awaited implementation of digital brand support and awareness campaigns will quickly close the gap, lowering CTA, increasing LTV, and driving sales both online and in-store.

EXECUTE, ADAPT, EXECUTE AGAIN

In-store demos, promotions, product samples, and direct selling events have helped us get to this point. With the addition of a well-funded, well thought out and tested marketing strategy, we plan to start taking market share in >36 months.

COMPETITIVE ADVANTAGES


USA
fetch!
ALL NATURAL
DOG TREATS
PEANUT BUTTER
GOODNESS
· PEANUT BUTTER
· SWEET POTATO
· LIGHT & CRISPY
Simple. Safe. Trusted.
Net Weight 8oz (226.796g)

Mock up (draft, not final) of what our new, recyclable, 8 oz stand-up pouches will look like.

FUNDING NEEDED

$250,000

USE OF FUNDS


Production
25%
Marketing
35%
Operations
40%

Funding will allow us to:

- Immediately restart production at our co-packing plant in Illinois, and decrease our COGS by utilyzing thier packaging, warehousing, and fulfillment services.
- Further lower our COGS by being able to purchase supplies and materials at a bulk discount.
- Design and implement cohesive, strategic brand support and awareness campaigns to enagage with customers and drive sales.
- Hire one full-time sales rep and rehire at least one of our existing part-time bakery assistants.
- Design and produce our new stand-up pouches at a bulk discount.
- Pay Jackie's salary

FINANCIAL PROJECTIONS

*Any projections contained in the information are estimates only. Such predictions are subject to market influences and contingent upon matters outside the control of fetch! Dog Treats and therefore, may not be realized in the future. Historical returns are no guarantee of future performance.


$600K
$400K
$200K
$0K
FY '21
FY '22
FY ' 23
REVENUE


$400k
$300k
$200k
$100k
$0k
FY '21
FY '22
FY '23
EXPENSES & COSTS


$300k
$200k
$100k
$0k
FY '21
FY '22
FY '23
PROFIT

FUTURE ROADMAP

Our ultimate goal is to complete a strategic acquisition that will put fetch! on the map as a significant player in the industry. We are moving towards this goal by continuing to build awareness and gain loyalty by adding value to the lives of our customers and their dogs with our healthy, affordable, delicious treats.

Q4 2020

- Running full production
- Rehire baking assistant
- Transition to new packaging
- Begin running digital ads
- Segment and automate email marketing

Q1 2021

- Attend Global Pet Expo
- Automate Dipped Bone Production
- Bring Amazon in-house
- Luanch Astro Loyalty

Q2 2021

- Add more distribution
- R&D new soft chew line

Q3 2021

- Attend SuperZoo 2021
- Launch new product
- R&D exclusive Chewy/Amazon line

*This slide contains future-looking projections which cannot be guaranteed.

MEET THE PACK



SGT. PEPPERONI

Chief Tasting Officer



JACQUELINE LOVERN

Founder & President



JOHN GRIVEAS

Co-founder & Vice President



SWEETIE

D.O.G. (Director of Goodness)



DONALD KENNEY

Graphic Design
Owner DK Graphic Design



JORDAN WOLF

Videographer/Photography
Owner TriEyE Media



CHRISTINA ABT

Public Relations
Owner aBc Media



STEVE TRUBIANO

Financial Advisor
VP of Finance iHeart Radio



RON SMITH

Industry Mentor
Owner (Ret) LADS Pet Supply



DEBORAH O'SHEA

Business Mentor
LaunchNY

fetch! GOURMET DOG TREATS

CONTACT US



JLOVERN@FETCHMEATREAT.COM

WWW.FETCHMEATREAT.COM

4545 TRANSIT RD STE 332
WILLIAMSVILLE, NY 14221

thank you

fetch! GOURMET DOG TREATS